Exhibit (a)(1)(x)

Dear [Name],

You received an e-mail notification from Mike Paolucci on 25 August 2003 that indicated your eligibility for the EDS Stock Option Exchange Program. Due to a system error, the grant(s) that we have listed below were left off of the exchange file. If you elect to exchange the stock options that you currently have listed on Mellon’s web site, the grant(s) listed below will also be included, as the voluntary exchange is for all options or none.

Grant Date	Original Grant Price	Options Eligible for Exchange	New Grant If Exchanged

Total

The complete Offer to Exchange, which describes the terms and conditions of the EDS Stock Option Exchange Program, may be reviewed or downloaded from the Mellon Internet Web site at www.corporate-action.net/eds or from EDS infoCentre site at http://infocentre.eds.com/people/benefits/stock_option/. We urge you to read the Offer to Exchange. Additional information about the offer and how to make your election, as well as several translated versions of selected exchange program documents, are also available on both Web sites.

If you have questions regarding this matter, please contact us at +01 972 605 6140.

Sincerely,

Michael E. Paolucci

Managing Director, Global Compensation and Benefits